SCHEDULE 13G

CUSIP No. 479167 10 8	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Johnson Outdoors Inc.

(Name of Issuer)

Class A Common Stock, par value $.05 per share

(Title of Class of Securities)

479167 10 8

(CUSIP Number)

Linda L. Mallon

555 Main Street

Suite 500

Racine, Wisconsin 53403

(262) 260-4046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

[X ] Rule 13d-1(c)

☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 479167 10 8	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Winifred J. Marquart S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin

NUMBER OF	5	SOLE VOTING POWER 0 shares

SHARES BENEFICIALLY OWNED	6	SHARED VOTING POWER 394,788 shares (1)

BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares

PERSON WITH	8	SHARED DISPOSITIVE POWER 394,788 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,788 shares (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (1)(2)

12	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.

(2) Based on 7,903,932 shares of Class A Common Stock and 1,217,977 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 12, 2007, as reported on the Johnson Outdoors Inc. Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2007.

SCHEDULE 13G

CUSIP No. 479167 10 8	Page 3 of 6 Pages

THIS SCHEDULE 13G is being filed on behalf of Winifred Johnson Marquart (Ms. Marquart”), relating to Class A Common Stock, $0.05 par value, of Johnson Outdoors, Inc. (the “Company”). Ms. Marquart previously reported beneficial ownership of the Class A Common Stock of the Company as a member of a 13(d) group that owned more than 10% of the Company’s Class A Common Stock in which Ms. Marquart may have been deemed to have a pecuniary interest under Rule 16a-1(a)(2). As reported in Amendment No. 10 to Schedule 13D filed on September 7, 2005, the persons who may have been deemed part of such 13(d) group indicated on September 2, 2005 that they were no longer acting as a "group" as defined by the Securities Exchange Act of 1934, as amended. This Schedule 13G is being filed to reflect that, on February 15, 2007, a trust for which Ms. Marquart is the settlor, sold 55,200 shares of Class A Common Stock.

Item 1.

(a)	Name of Issuer:

Johnson Outdoors, Inc., a Wisconsin corporation

(b)	Address of Issuer's Principal Executive Offices:

555 Main Street

Racine, Wisconsin 53403

Item 2.

(a)	Name of Person Filing:

Winifred Johnson Marquart

(b)	Address of Principal Business Office, or, if None, Residence:

555 Main Street, Racine, Wisconsin, 53403

(c)	Citizenship:

Wisconsin

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.05 per share

(e)	CUSIP Number:

479167 10 8

Item 3.	If this statement is filed pursuant to Section 240.13D-1(B) OR Sections 240.13D-2(B)
or (C), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

SCHEDULE 13G

CUSIP No. 479167 10 8	Page 4 of 6 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b) (1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (25 U.S.C. 80a-3);
(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

394,788 (1)

(b)	Percent of Class:

4.3% (1)(2)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

394,788 (1)

(iii) Sole power to dispose or to direct the disposition of:

0

SCHEDULE 13G

CUSIP No. 479167 10 8	Page 5 of 6 Pages

(iv) Shared power to dispose or to direct the disposition of:

394,788 (1)

(1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.

(2) Based on 7,903,932 shares of Class A Common Stock and 1,217,977 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of January 12, 2007, as reported on the Johnson Outdoors Inc. Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

[ X ]

Item 6.	Ownership of more than five percent on behalf of another person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 479167 10 8	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007	/s/ Winifred Johnson Marquart

Winifred Johnson Marquart